FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, July 30, 2015

SECOND QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this news release are expressed in U.S. dollars, except as otherwise noted. The financial results are reported under International Financial Reporting Standards, except as otherwise noted.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces a net loss of $185.7 million in the second quarter of 2015 ($8.87 net loss per diluted share after payment of preferred share dividends) compared to net earnings of $363.7 million in the second quarter of 2014 ($16.15 per diluted share after payment of preferred share dividends), principally reflecting unrealized losses on investments. Book value per basic share at June 30, 2015 was $387.53 compared to $394.83 at December 31, 2014 (an increase of 0.6% adjusted for the $10 per common share dividend paid in the first quarter of 2015).

"Our insurance companies continued to have excellent underwriting performance in the second quarter and the first half of 2015 with consolidated combined ratios of 91.9% and 91.6% respectively, but unrealized losses on bonds of $677.2 million, due to rising interest rates, produced a net loss for the quarter. All of our major insurance companies again had combined ratios less than 100% in the quarter with OdysseyRe at 88.1% and Zenith at 88.4%. We also realized gains from our equity and equity-related investments of $581.9 million in the quarter," said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. "We are maintaining our defensive equity hedges and deflation protection as we remain concerned about the financial markets and the economic outlook in this global deflationary environment. We continue to be soundly financed, with quarter-end cash and marketable securities in the holding company in excess of $1.1 billion."

Highlights in the second quarter of 2015 (with comparisons to the second quarter of 2014 except as otherwise noted) included the following:

•
The combined ratio of the insurance and reinsurance operations was 91.9% on a consolidated basis, producing an underwriting profit of $136.1 million, compared to a combined ratio and underwriting profit of 92.7% and $110.0 million respectively in 2014.

•	Net premiums written by the insurance and reinsurance operations increased by 7.4% to $1,756.8 million, primarily reflecting the consolidation of Brit from June 5, 2015.

•
The insurance and reinsurance operations produced operating income (excluding net gains or losses on investments) of $324.5 million, compared to $202.2 million in 2014, primarily as a result of increased share of profit of associates and improved underwriting profit.

•
Interest and dividend income of $147.1 million increased from $120.1 million in 2014. As of June 30, 2015, subsidiary cash and short term investments accounted for 23.7% of the company's portfolio investments. Interest income as reported is unadjusted for the positive tax effect of the company's significant holdings of tax-advantaged debt securities (holdings of $5,017.7 million at June 30, 2015 and $5,139.8 million at June 30, 2014).

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

•
Share of profit of associates of $116.9 million increased from $0.8 million in 2014, primarily as the result of a $78.0 million gain realized by the company's 59% limited partnership interest in certain Kennedy Wilson entities which sold all of their equity interests in 50 multi-family buildings located throughout Japan.

•	Net investment losses of $661.2 million in 2015 (net investment gains of $409.0 million in 2014) consisted of the following:

	Second quarter of 2015
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	581.9	(485.8)	96.1
Equity hedges	4.0	(12.8)	(8.8)
Equity and equity-related investments after equity hedges	585.9	(498.6)	87.3
Bonds	20.0	(677.2)	(657.2)
CPI-linked derivatives	—	(52.3)	(52.3)
Other	9.7	(48.7)	(39.0)
	615.6	(1,276.8)	(661.2)

	First six months of 2015
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	877.4	(681.8)	195.6
Equity hedges	(54.5)	(123.9)	(178.4)
Equity and equity-related investments after equity hedges	822.9	(805.7)	17.2
Bonds	100.0	(616.1)	(516.1)
CPI-linked derivatives	—	22.9	22.9
Other	116.3	(125.0)	(8.7)
	1,039.2	(1,523.9)	(484.7)

Included in realized gains is a gain of $269.8 million realized upon the company's sale of a portion of its holdings in the Bank of Ireland in the first quarter of 2015 and $236.4 million realized on the sale of Ridley Inc. in the second quarter of 2015. Of the unrealized losses on equity and equity-related investments in the second quarter and first six months of 2015, $321.7 million and $381.9 million respectively resulted simply from reclassifying unrealized gains to realized gains.

•
The company held $1,110.1 million of cash, short term investments and marketable securities at the holding company level ($1,103.7 million net of short sale and derivative obligations) at June 30, 2015, compared to $1,244.3 million ($1,212.7 million net of short sale and derivative obligations) at December 31, 2014.

•	The company's total debt to total capital ratio improved to 23.3% at June 30, 2015 from 24.6% at December 31, 2014, reflecting the repayment of OdysseyRe senior notes at maturity on May 1, 2015.

•
During the second quarter the company extended the term of its bank credit facility until May 2019 and increased the size of that facility from $300 million to $600 million. At June 30, 2015 none of the facility was drawn.

•
The company acquired 97.0% of the shares of Brit PLC on June 5, 2015 for cash consideration of $1,656.6 million (£1,089.1 million) and by July 8, 2015 had acquired the remaining 3.0% of the shares on the same terms. On June 29, 2015, the company completed the sale of 29.9% of Brit to OMERS for net proceeds of $516.0 million, so that it currently has a 70.1% interest in Brit. Brit is a market-leading global Lloyd's of London specialty insurer and reinsurer.

•
The company commenced consolidating Cara Operations Limited on April 10, 2015, the date on which it became the holder of a 52.6% and 40.7% voting and economic interest respectively. Cara is Canada's largest full-service restaurant company and franchises, owns and operates numerous restaurant brands across Canada.

•At June 30, 2015, the company owned $108.1 billion notional amount of CPI-linked derivative contracts with an original cost of $652.9 million, a market value of $250.0 million, and a remaining weighted average life of 7.0 years. The majority of the contracts are based on the underlying United States CPI index (54.4%) or the European Union CPI index (37.9%).

		($ in millions)
Underlying CPI Index	Floor Rate(1)	Average Life (in years)	Notional Amount	Cost	Cost(2) (in bps)	Market Value	Market Value(2) (in bps)	Unrealized Gain (Loss)
United States	0.0%	7.1	$46,225.0	$285.7	61.8	$105.8	22.9	$(179.9)
United States	0.5%	9.3	12,600.0	39.9	31.7	77.8	61.7	37.9
European Union	0.0%	6.0	40,974.9	284.4	69.4	57.0	13.9	(227.4)
United Kingdom	0.0%	7.4	5,189.9	24.5	47.2	3.0	5.8	(21.5)
France	0.0%	7.2	3,064.1	18.4	60.1	6.4	20.9	(12.0)
		7.0	$108,053.9	$652.9		$250.0		$(402.9)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)	Expressed as a percentage of the notional amount.

•	At June 30, 2015, common shareholders' equity was $8,628.9 million, or $387.53 per basic share, compared to $8,361.0 million, or $394.83 per basic share, at December 31, 2014.

Fairfax holds significant investments in equity and equity-related securities. In response to the significant appreciation in equity market valuations and uncertainty in the economy, the company has hedged its equity investment exposure. At June 30, 2015, equity hedges represented 101.0% of the company's equity and equity-related holdings. The hedge ratio increased from 89.6% at December 31, 2014 primarily because of net sales of equity and equity-related holdings and net unrealized depreciation of those holdings caused by the unfavourable impact of foreign currency translation. The market value and the liquidity of these hedges are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.
There were 22.3 and 21.2 million weighted average shares outstanding during the second quarters of 2015 and 2014 respectively. At June 30, 2015, there were 22,266,171 common shares effectively outstanding.

Summarized (without notes) interim consolidated balance sheets and statements of earnings and comprehensive income, along with segmented premium and combined ratio information, follow and form part of this news release. Fairfax's detailed second quarter report can be accessed at its website www.fairfax.ca.
As previously announced, Fairfax will hold a conference call to discuss its second quarter results at 8:30 a.m. Eastern time on Friday, July 31, 2015. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, August 14, 2015. The replay may be accessed at 1 (888) 562-6304 (Canada or U.S.) or 1 (203) 369-3880 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.
For further information, contact:        John Varnell, Vice President, Corporate Development
(416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues; the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
as at June 30, 2015 and December 31, 2014
(unaudited - US$ millions)

	June 30, 2015	December 31, 2014
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $93.6; December 31, 2014 – $109.7)	1,110.1	1,244.3
Insurance contract receivables	3,075.5	1,931.7
	4,185.6	3,176.0
Portfolio investments
Subsidiary cash and short term investments	6,121.0	5,534.3
Bonds (cost $10,946.5; December 31, 2014 – $9,900.1)	11,948.8	11,445.5
Preferred stocks (cost $229.7; December 31, 2014 – $386.8)	140.2	376.4
Common stocks (cost $6,356.7; December 31, 2014 – $4,531.7)	6,213.1	4,848.5
Investments in associates (fair value $1,820.6; December 31, 2014 – $2,070.5)	1,532.3	1,617.7
Derivatives and other invested assets (cost $607.0; December 31, 2014 – $634.0)	387.4	426.8
Assets pledged for short sale and derivative obligations (cost $547.2; December 31, 2014 – $757.8)	573.9	860.0
Fairfax India portfolio investments	990.4	—
	27,907.1	25,109.2

Deferred premium acquisition costs	731.3	497.6
Recoverable from reinsurers (including recoverables on paid losses – $338.3; December 31, 2014 – $230.7)	4,768.9	3,982.1
Deferred income taxes	586.6	460.4
Goodwill and intangible assets	2,644.9	1,558.3
Other assets	1,677.2	1,347.6
	42,501.6	36,131.2

Liabilities
Subsidiary indebtedness	95.0	37.6
Accounts payable and accrued liabilities	2,286.1	2,029.1
Income taxes payable	56.6	118.3
Short sale and derivative obligations (including at the holding company – $6.4; December 31, 2014 – $31.6)	112.8	160.8
Funds withheld payable to reinsurers	816.7	461.5
	3,367.2	2,807.3
Insurance contract liabilities	24,308.1	20,438.7
Long term debt	3,384.0	3,141.4
	27,692.1	23,580.1

Equity
Common shareholders’ equity	8,628.9	8,361.0
Preferred stock	1,338.1	1,164.7
Shareholders’ equity attributable to shareholders of Fairfax	9,967.0	9,525.7
Non-controlling interests	1,475.3	218.1
Total equity	11,442.3	9,743.8
	42,501.6	36,131.2

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2015 and 2014
(unaudited - US$ millions except per share amounts)

	Second quarter		First six months
	2015	2014	2015	2014
Revenue
Gross premiums written	2,052.6	1,936.2	4,116.8	3,836.9
Net premiums written	1,754.3	1,645.4	3,586.4	3,257.8

Gross premiums earned	1,982.3	1,826.2	3,836.0	3,541.1
Premiums ceded to reinsurers	(306.3)	(294.0)	(547.9)	(571.2)
Net premiums earned	1,676.0	1,532.2	3,288.1	2,969.9
Interest and dividends	147.1	120.1	261.3	210.6
Share of profit of associates	116.9	0.8	147.7	43.4
Net gains (losses) on investments	(661.2)	409.0	(484.7)	1,415.1
Other revenue	490.2	345.4	944.5	651.0
	1,769.0	2,407.5	4,156.9	5,290.0
Expenses
Losses on claims, gross	1,153.8	1,126.1	2,314.1	2,219.3
Losses on claims ceded to reinsurers	(165.0)	(161.9)	(326.5)	(378.9)
Losses on claims, net	988.8	964.2	1,987.6	1,840.4
Operating expenses	346.8	301.7	667.8	601.8
Commissions, net	283.7	239.7	526.9	479.5
Interest expense	56.8	51.0	108.3	100.8
Other expenses	465.8	327.7	908.3	625.0
	2,141.9	1,884.3	4,198.9	3,647.5
Earnings (loss) before income taxes	(372.9)	523.2	(42.0)	1,642.5
Provision for (recovery of) income taxes	(194.3)	156.8	(99.5)	491.1
Net earnings (loss)	(178.6)	366.4	57.5	1,151.4

Attributable to:
Shareholders of Fairfax	(185.7)	363.7	39.5	1,148.3
Non-controlling interests	7.1	2.7	18.0	3.1
	(178.6)	366.4	57.5	1,151.4

Net earnings (loss) per share	$(8.87)	$16.47	$0.73	$52.82
Net earnings (loss) per diluted share	$(8.87)	$16.15	$0.71	$51.84
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	22,265	21,186	21,889	21,189

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2015 and 2014
(unaudited - US$ millions)

	Second quarter		First six months
	2015	2014	2015	2014

Net earnings (loss)	(178.6)	366.4	57.5	1,151.4

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations	27.2	89.0	(161.8)	46.4
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	(17.4)	(50.0)	95.1	3.6
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	15.2	(6.2)	(20.4)	0.3
	25.0	32.8	(87.1)	50.3
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	3.2	4.5	1.0	63.9
Change in gains (losses) on defined benefit plans	(3.9)	(1.3)	(3.9)	(1.3)
	(0.7)	3.2	(2.9)	62.6

Other comprehensive income (loss), net of income taxes	24.3	36.0	(90.0)	112.9
Comprehensive income (loss)	(154.3)	402.4	(32.5)	1,264.3

Attributable to:
Shareholders of Fairfax	(150.2)	399.8	(32.3)	1,260.3
Non-controlling interests	(4.1)	2.6	(0.2)	4.0
	(154.3)	402.4	(32.5)	1,264.3

SEGMENTED INFORMATION
(unaudited - US$ millions)

Net premiums written and net premiums earned by the insurance and reinsurance operations (excluding Runoff) in the second quarters and first six months of 2015 and 2014 were:

Net Premiums Written

	Second quarter		First six months
	2015	2014	2015	2014
Insurance and Reinsurance - Northbridge	277.4	292.4	458.7	485.1
OdysseyRe	554.0	673.8	1,117.4	1,246.3
Crum & Forster	411.5	346.8	789.5	684.5
Zenith National	164.4	151.2	474.2	440.8
Brit Insurance(1)	151.2	—	151.2	—
Fairfax Asia	80.2	69.2	156.1	172.4
Insurance and Reinsurance - Other	118.1	103.0	292.8	218.8
Insurance and reinsurance operations	1,756.8	1,636.4	3,439.9	3,247.9

Net Premiums Earned

	Second quarter		First six months
	2015	2014	2015	2014
Insurance and Reinsurance - Northbridge	225.0	233.7	437.8	459.7
OdysseyRe	592.3	619.8	1,130.4	1,142.5
Crum & Forster	365.9	322.0	701.4	637.6
Zenith National	186.7	175.9	365.6	342.1
Brit Insurance(1)	125.7	—	125.7	—
Fairfax Asia	78.8	68.7	147.1	144.1
Insurance and Reinsurance - Other	104.1	94.1	233.6	190.9
Insurance and reinsurance operations	1,678.5	1,514.2	3,141.6	2,916.9

Combined ratios of the insurance and reinsurance operations (excluding Runoff) in the second quarters and first six months of 2015 and 2014 were:

	Second quarter		First six months
	2015	2014	2015	2014
Insurance and Reinsurance - Northbridge	94.5%	95.3%	95.7%	97.5%
OdysseyRe	88.1%	88.6%	88.6%	87.3%
Crum & Forster	97.2%	98.8%	97.9%	99.3%
Zenith National	88.4%	89.8%	83.1%	90.2%
Brit Insurance(1)	95.9%	—	95.9%	—
Fairfax Asia	89.6%	93.4%	90.2%	93.6%
Insurance and Reinsurance - Other	92.3%	97.8%	91.7%	97.7%
Insurance and reinsurance operations	91.9%	92.7%	91.6%	92.8%

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.